                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           Information to be Included in Statements Filed Pursuant to
               Rules 13d-1(b), (c) and (d) and Amendments Thereto
                        Filed Pursuant to Rule 13d-2(b)
                              (Amendment No. 23)*


                                Kellogg Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   487836108
              ------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)
[_]   Rule 13d-1(c)
[x]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13G
-----------------------                                 ----------------------
  CUSIP NO. 487836108                                     Page 2 of 10 Pages
-----------------------                                 ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      The Bank of New York Company, Inc.
      (I.R.S. 13-2614959)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      A New York Corporation

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            277,782

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          134,035,751
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             195,792

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          132,446,633
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      134,313,533
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      33.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G
-----------------------                                 ----------------------
  CUSIP NO. 487836108                                     Page 3 of 10 Pages
-----------------------                                 ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Arnold G. Langbo

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,856,372

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          132,385,855
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,856,372

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          132,385,855
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      134,242,227
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      33.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G
-----------------------                                 ----------------------
  CUSIP NO. 487836108                                     Page 4 of 10 Pages
-----------------------                                 ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      William C. Richardson

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            3,536

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          133,085,060
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             400

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          133,085,060
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      133,088,596
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      32.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13G
-----------------------                                 ----------------------
  CUSIP NO. 487836108                                     Page 5 of 10 Pages
-----------------------                                 ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Jonathan T. Walton

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          132,363,140
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          132,363,140
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      132,363,140
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      32.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G
Issuer: Kellogg Company
Page 6 of 10


     This Schedule 13G is being filed as Amendment No. 23 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the "Trust") with respect to shares of common stock of Kellogg Company (the "Shares").

     This Amendment No. 23 is being filed by The Bank of New York as trustee of the Trust, on behalf of the Trust and on behalf of itself, Arnold G. Langbo, William C. Richardson and Jonathan T. Walton, as all of the trustees of the Trust for the year ending December 31, 1999.

     The number of shares beneficially owned by each of The Bank of New York and certain of its affiliates, Arnold G. Langbo, William C. Richardson and Jonathan
T. Walton, individually, as fiduciary or otherwise, is hereinafter reported. The number of Shares beneficially owned collectively by such persons is 136,918,076, which is 33.6% of the Shares outstanding. Of this amount 132,363,140 Shares, or 32.5% of the Shares outstanding, represent Shares owned in a fiduciary capacity on behalf of the Trust. Shares owned in other fiduciary capacities are noted on
Exhibit 99.1.

     The number of reported Shares for Arnold G. Langbo includes 1,659,717 Shares that Mr. Langbo may acquire within 60 days of December 31, 1999 by exercising options granted to him under the Kellogg Company Key Employee Incentive Plan.


Item 1.   (a)  Name of Issuer:
               --------------

               Kellogg Company

          (b)  Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               One Kellogg Square
               Battle Creek, Michigan 49016-3599


Item 2.   (a)  Name of Persons Filing:
               -----------------------

               The Bank of New York Company, Inc.

               Arnold G. Langbo
               William C. Richardson
               Jonathan T. Walton

          (b)  Address of Principal Business Office:
               -------------------------------------

               Person Filing                       Address
               -------------                       -------
               The Bank of New York Company, Inc.  One Wall Street
                                                   New York, NY  10286

               Arnold G. Langbo                    One Kellogg Square
                                                   P.O. Box 3599
                                                   Battle Creek, Michigan 49016

               William C. Richardson               W.K. Kellogg Foundation
                                                   One Michigan Avenue East
                                                   Battle Creek, Michigan 49017

               Jonathan T. Walton                  37 Warner Rd.
                                                   Grosse Pointe Farms,
                                                   Michigan 48236

Schedule 13G
Issuer: Kellogg Company
Page 7 of 10


          (c)  Citizenship:
               ------------

               The Bank of New York Company, Inc.  -A New York Corporation
               Arnold G. Langbo                    -U.S. Citizen
               William C. Richardson               -U.S. Citizen
               Jonathan T. Walton                  -U.S. Citizen

          (d)  Title of Class of Securities:
               -----------------------------

               All persons filing - common stock

          (e)  CUSIP Number:
               -------------

               All persons filing - 487836108


Item 3.   (a) - (j)

          This statement is being filed pursuant to Rule 13d-1(d).


Item 4.   Ownership:
          ----------

          (a)  Amount Beneficially Owned as of December 31, 1999:
               --------------------------------------------------

               The Bank of New York Company, Inc.    -134,313,533
               Arnold G. Langbo                      -134,242,227
               William C. Richardson                 -133,088,596
               Jonathan T. Walton                    -132,363,140

          (b)  Percent of Class:
               -----------------

               The Bank of New York Company, Inc.    -       33.0%
               Arnold G. Langbo                      -       33.0%
               William C. Richardson                 -       32.7%
               Jonathan T. Walton                    -       32.5%

          (c)  Number of shares as to which such person has:
               ---------------------------------------------

               (i) Sole power to vote or to direct the vote:

               The Bank of New York Company, Inc.    -    277,782
               Arnold G. Langbo                      -  1,856,372
               William C. Richardson                 -      3,536
               Jonathan T. Walton                    -          0


               (ii) Shared power to vote or to direct the vote:

               The Bank of New York Company, Inc.    -134,035,751
               Arnold G. Langbo                      -132,385,855
               William C. Richardson                 -133,085,060
               Jonathan T. Walton                    -132,363,140

Schedule 13G
Issuer: Kellogg Company
Page 8 of 10


               (iii)  Sole power to dispose or to direct the disposition of:

               The Bank of New York Company, Inc.         -    195,792
               Arnold G. Langbo                           -  1,856,372
               William C. Richardson                      -        400
               Jonathan T. Walton                         -          0

               (iv) Shared power to dispose or to direct the disposition of:

               The Bank of New York Company, Inc.         -132,446,633
               Arnold G. Langbo                           -132,385,855
               William C. Richardson                      -133,085,060
               Jonathan T. Walton                         -132,363,140


Item 5.        Ownership of Five Percent or Less of a Class:
               ---------------------------------------------

               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:
               ----------------------------------------------------------------

               See Exhibit 99.1

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               -------------------------------------------------------------

               The Bank of New York Company, Inc., a parent holding company, is filing with respect to its following subsidiaries:

                    The Bank of New York
                    One Wall Street
                    New York, NY 10286

                    The Bank of New York Trust Company
                    123 Main Street
                    White Plains, New York 10601

Schedule 13G
Issuer: Kellogg Company
Page 9 of 10



Item 8.        Identification and Classification of Members of the Group:
               ----------------------------------------------------------

               See Exhibits 99.2 and 99.3

Item 9.        Notice of Dissolution of Group:
               -------------------------------

               Not Applicable

Item 10.       Certification:
               --------------

               Not Applicable

Schedule 13G
Issuer: Kellogg Company
Page 10 of 10




                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 2000

                              The Bank of New York, as trustee of the
                              W.K. Kellogg Foundation Trust


                              By   /s/Edward F. Rieger
                                  ---------------------------------
                                    Edward F. Rieger
                                    Vice President



                                    Arnold G. Langbo

                                    /s/Edward F. Rieger
                                    -------------------------------
                                    By his attorney in fact, Edward F. Rieger



                                    William C. Richardson


                                    /s/Edward F. Rieger
                                    -------------------------------
                                    By his attorney in fact, Edward F. Rieger



                                    Jonathan T. Walton


                                    /s/Edward F. Rieger
                                    -------------------------------
                                    By his attorney in fact, Edward F. Rieger

                                    FORM 13G

                                 EXHIBIT INDEX
                                 -------------



Exhibit No.         Exhibit
-----------         -------

Exhibit 24.1 Power of Attorney of Arnold G. Langbo dated November 12, 1998 (incorporated by reference to Exhibit 24.1 to Amendment No. 22 to this Schedule 13G filed on February 12, 1999 ("Amendment No. 22")).

Exhibit 24.2 Power of Attorney of William C. Richardson dated December 2, 1998 (incorporated by reference to Exhibit 24.2 to Amendment No. 22).

Exhibit 24.3 Power of Attorney of Jonathan T. Walton dated January 30, 1998 (incorporated by reference to Exhibit 24.3 to Amendment No. 22).

Exhibit 99.1        Ownership of More Than 5 Percent on Behalf of Another
                    Person.

Exhibit 99.2        Identity of Each Person Filing This Schedule 13G.

Exhibit 99.3        Agreement Pursuant to Rule 13d-1(k)(1)(iii).